# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Central Puerto S.A., CIK 0001717161
CUSIP: 155038201
Title of class of securities: Common shares, par value Pesos 1.00 per share
Address of issuer's principal executive offices: Avenida Thomas Edison 2701, Buenos Aires, Argentina (C1), C1104BAB
Date of event which requires filing of this statement: 06/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002141376

## Reporting persons
- Cantomi Uruguay S.A.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Uruguay (X3); sole voting power 82,481,755; shared voting power 0; sole dispositive power 82,481,755; shared dispositive power 0; aggregate amount beneficially owned 82,481,755 (5.4% of the class)
  Comment: (1) Consists of (i) 6,558,587 American depositary shares ("ADSs"), representing an aggregate of 65,585,870 common shares, par value Ps. 1.00 per share ("Common Shares"), of Central Puerto S.A. (the "Issuer") and (i) 16,895,885 Common Shares. Each ADS represents ten Common Shares.
  
  (2) Percentage ownership based on 1,513,770,222 Common Shares outstanding as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2026.

## Item 1. Issuer
Name of issuer: Central Puerto S.A.
Address of issuer's principal executive offices: Avenida Thomas Edison 2701, Buenos Aires, Republic of Argentina C1104BAB

## Item 2. Person Filing
Name of person filing: Cantomi Uruguay S.A.
Address of principal business office or, if none, residence: 25 de Mayo 444 Of 401, CP 11.000, Montevideo, Uruguay
Citizenship: Uruguay

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 82,481,755
Percent of class: 5.4%
Sole power to vote or to direct the vote: 82,481,755
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 82,481,755
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cantomi Uruguay S.A.: /s/ Andrea P. Torres, Andrea P. Torres/Director (06/17/2026)
- Cantomi Uruguay S.A.: /s/ Julio C. Castro, Julio C. Castro/Director (06/17/2026)